Exhibit 21.1

List of subsidiaries

Name	Jurisdiction
TEM SP Limited	British Virgin Islands
TEM Electronics (M) Sdn. Bhd.	Malaysia
Linkers Asia Pacific Limited	British Virgin Islands
Linkers Hong Kong Limited	British Virgin Islands

List of associates

Name	Jurisdiction
LPW Electronics Co Limited	Thailand